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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)



                         THE YANKEE CANDLE COMPANY, INC.
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                                (Name of Issuer)
                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of class of securities)
                                    984757104
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                                 (CUSIP number)

                               CLIFTON S. ROBBINS
                             BLUE HARBOUR GROUP, LP
                         240 GREENWICH AVENUE, 3RD FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 422-6540
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       (Name, address and telephone number of person authorized to receive notices and communications) June 15, 2006
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].





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



----------------------                                                  --------
CUSIP No. 984757104                    13D                                Page 2
----------------------                                                  --------
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    1   NAME OF REPORTING PERSON:           Blue Harbour Strategic Value
                                            Partners Master Fund, LP
        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):       98-0450159
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS:                       WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION:           Cayman Islands,
                                                        British West Indies
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   NUMBER OF SHARES      7      SOLE VOTING POWER:                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          8      SHARED VOTING POWER:                  2,818,165
         EACH        -----------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER:                 0
      PERSON WITH    -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:             2,818,165
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:                                                       2,818,165
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                          [X]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     6.93%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:       PN
--------------------------------------------------------------------------------


     The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

----------------------                                                  --------
CUSIP No. 984757104                    13D                                Page 3
----------------------                                                  --------
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    1   NAME OF REPORTING PERSON:           Blue Harbour Institutional
                                            Partners Master Fund, L.P.
        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):       98-0495357
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS:                       WC
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION:           Cayman Islands,
                                                        British West Indies
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   NUMBER OF SHARES      7      SOLE VOTING POWER:                          0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          8      SHARED VOTING POWER:                    649,935
         EACH        -----------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER:                     0
      PERSON WITH    -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:               649,935
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:                                                         649,935
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                 [X]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     1.6%
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   14   TYPE OF REPORTING PERSON:                               PN
------------------------ -------------------------------------------------------


     The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP.

----------------------                                                  --------
CUSIP No. 984757104                    13D                                Page 4
----------------------                                                  --------
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    1   NAME OF REPORTING PERSON:           Blue Harbour GP, LLC

        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):       20-1590782
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS:                       N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
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   NUMBER OF SHARES      7      SOLE VOTING POWER:                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          8      SHARED VOTING POWER:                  3,468,100
         EACH        -----------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER:                 0
      PERSON WITH    -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:              3,468,100
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:                                                        3,468,100
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                [_]
                         SHARES:
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            8.53%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:                                       OO
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                                       4

----------------------                                                  --------
CUSIP No. 984757104                    13D                                Page 5
----------------------                                                  --------
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    1   NAME OF REPORTING PERSON:           Blue Harbour Group, LP

        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):       56-2457376
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS:                       N/A
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
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   NUMBER OF SHARES      7      SOLE VOTING POWER:                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          8      SHARED VOTING POWER:                  3,468,100
         EACH        -----------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER:                 0
      PERSON WITH    -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:              3,468,100
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:                                                        3,468,100
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                [_]
                         SHARES:
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            8.53%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:                                       PN
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


----------------------                                                  --------
CUSIP No. 984757104                    13D                                Page 6
----------------------                                                  --------
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    1   NAME OF REPORTING PERSON:           Blue Harbour Holdings, LLC

        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):       20-1590711
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS:                       N/A
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION:           Delaware
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   NUMBER OF SHARES      7      SOLE VOTING POWER:                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          8      SHARED VOTING POWER:                  3,468,100
         EACH        -----------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER:                 0
      PERSON WITH    -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:              3,468,100
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:                                                        3,468,100
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                [_]
                         SHARES:
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            8.53%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:                                       OO
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                                       6

----------------------                                                  --------
CUSIP No. 984757104                    13D                                Page 7
----------------------                                                  --------
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    1   NAME OF REPORTING PERSON:           Clifton S. Robbins

        IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY
--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS:                       N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e):                                                  [_]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION:           United States of America
--------------------------------------------------------------------------------
   NUMBER OF SHARES      7      SOLE VOTING POWER:                      0
     BENEFICIALLY    -----------------------------------------------------------
       OWNED BY          8      SHARED VOTING POWER:                  3,468,100
         EACH        -----------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER:                 0
      PERSON WITH    -----------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER:              3,468,100
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:                                                        3,468,100
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                                [_]
                         SHARES:
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            8.53%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON:                                       IN
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                                       7

This Amendment No. 2 (the "Amendment") amends the Schedule 13D filed on January 27, 2006 (the "Original Filing") by Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"), Blue Harbour GP, LLC, a Delaware limited liability company ("Fund GP"), Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins") (the "Original Reporting Persons"), which Original Filing was subsequently amended by an Amendment No. 1 filed on June 19, 2006 (the "First Amendment" and, together with the Original Filing, the "Statement") by the Original Reporting Persons and Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership ("BHIP", and together with the Fund , the "Funds" and together with the Original Reporting Persons, the "Reporting Persons") and is filed by and on behalf of the Reporting Persons with respect to the common stock, par value $0.01 per share ("Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

     The 2,818,165 shares of Common Stock reported herein by the Fund and also by Manager, Manager GP, Fund GP and Mr. Robbins were acquired by the Fund for an aggregate purchase price of approximately $68,988,836. The 649,935 shares of Common Stock reported herein by BHIP and also by Manager, Manager GP, Fund GP and Mr. Robbins were acquired by BHIP for an aggregate purchase price of approximately $17,794,473. The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired by each of the Funds with the working capital of each of the respective Funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 of the Statement is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

     (a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of June 19, 2006, the Fund beneficially owned 2,818,165 shares of Common Stock, representing approximately 6.93% of the outstanding shares of Common Stock and BHIP beneficially owned 649,935 shares of Common Stock, representing approximately 1.6% of the outstanding shares of Common Stock (such percentages being based on the number of shares of Common Stock outstanding as of May 9, 2006 as set forth in the Company's Report on Form 10-Q for the quarterly period ended April 1, 2006). As of June 19, 2006, the 3,468,100 shares of Common Stock beneficially owned, in aggregate, by the Funds, which shares of Common Stock are deemed to be beneficially owned by each of the Fund GP, Manager, Manager GP, and Mr. Robbins, represent approximately 8.53% of the outstanding shares of Common Stock (such percentage being based on the number of shares of Common Stock outstanding as of May 9, 2006 as set forth in the Company's Report on Form 10-Q for the quarterly period ended April 1, 2006).

     The Fund is the direct owner of 2,818,165 shares of Common Stock reported on this Statement and BHIP is the direct owner of 649,935 shares of Common Stock reported on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP, as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief

Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Funds. Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by each other.


     (c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons and not previously reported. All such transactions were effected in the open market, unless otherwise noted. The Funds have also entered into, and may from time to time enter into, purchases and sales of Common Stock between each other to rebalance their respective holdings at the discretion of the Manager.

                           Number of
                            Shares
    Reportilng Person       Purchased      Price Per Share           Date
    -----------------       ---------      ---------------           ----

           Fund              40,750             $26.51              6/13/06
           Fund             113,950             $26.52              6/13/06
           BHIP               9,250             $26.51              6/13/06
           BHIP              25,850             $26.52              6/13/06
           Fund              14,670             $26.55              6/14/06
           Fund               7,170             $26.46              6/14/06
           Fund             124,125             $26.49              6/14/06
           BHIP               3,330             $26.55              6/14/06
           BHIP               1,630             $26.46              6/14/06
           BHIP              28,175             $26.49              6/14/06
           Fund              80,000             $26.71              6/15/06
           Fund               6,600             $26.70              6/15/06
           Fund             145,200             $26.65              6/15/06
           Fund             100,000             $26.62              6/15/06
           BHIP              18,000             $26.71              6/15/06
           BHIP               1,400             $26.70              6/15/06
           BHIP              32,900             $26.65              6/15/06
           BHIP              22,700             $26.62              6/15/06
           Fund              33,000             $26.58              6/16/06
           Fund              28,600             $26.70              6/16/06
           BHIP               7,000             $26.68              6/16/06
           BHIP               6,400             $26.70              6/16/06

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



JUNE 19, 2006                           BLUE HARBOUR STRATEGIC VALUE
                                        PARTNERS MASTER FUND, LP

                                        By:  Blue Harbour GP, LLC, its
                                                general partner

                                        By: /s/ Clifton S. Robbins
                                            ------------------------------------
                                        Name: Clifton S. Robbins
                                        Title: Managing Member

JUNE 19, 2006                           BLUE HARBOUR INSTITUTIONAL
                                        PARTNERS MASTER FUND, L.P.

                                        By:  Blue Harbour GP, LLC,  its
                                                general partner

                                        By: /s/ Clifton S. Robbins
                                            ------------------------------------
                                        Name: Clifton S. Robbins
                                        Title: Managing Member

JUNE 19, 2006                           BLUE HARBOUR GP, LLC

                                        By: /s/ Clifton S. Robbins
                                            ------------------------------------
                                        Name: Clifton S. Robbins
                                        Title:   Managing Member


JUNE 19, 2006                           BLUE HARBOUR GROUP, LP

                                        By:  Blue Harbour Holdings, LLC, its
                                                general partner

                                        By: /s/ Clifton S. Robbins
                                            ------------------------------------
                                        Name: Clifton S. Robbins
                                        Title:   Managing Member


JUNE 19, 2006                           BLUE HARBOUR HOLDINGS, LLC

                                        By: /s/ Clifton S. Robbins
                                            ------------------------------------
                                        Name: Clifton S. Robbins
                                        Title: Managing Member

JUNE 19, 2006                               /s/ Clifton S. Robbins
                                            ------------------------------------
                                        Name: Clifton S. Robbins